This share transfer involves the securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

(Reference translation of the Japanese original)

October 26, 2010

To whom it may concern,

Company Name:	The Sendai Bank, Ltd.
Representative:	Seiichi Mitsui, President
Contact:	Takayuki Haga
General Manager, Policy Planning Dept.
Tel.:	022-225-8258

Company Name:	Kirayaka Bank, Ltd.
Code No.:	8520, 2nd Section of Tokyo Stock Exchange
Representative:	Manabu Awano, President
Contact:	Koji Kawagoe
General Manager, Corporate Planning Division
Tel.:	023-631-0001

The Sendai Bank, Ltd. and Kirayaka Bank, Ltd. in Basic Agreement
Regarding the Commencement of Negotiations for Business Integration

It is hereby announced that The Sendai Bank, Ltd. (President: Seiichi Mitsui) (“Sendai Bank”) and Kirayaka Bank, Ltd. (President: Manabu Awano) (“Kirayaka Bank”) have concluded a basic agreement (hereinafter referred to as the “Agreement”) regarding the commencement of negotiations for business integration, pursuant to resolutions adopted at the meetings of the Boards of Directors of each of the two banks, which were held earlier today, to commence negotiations concerning the proposed business integration of the two banks, with a view to integrating the operations of the two banks by means of a joint holding company (the “Holding Company”) to be established by around October 2011.

1.	Objective and Purpose of Business Integration

Sendai Bank and Kirayaka Bank will create a new banking group by means of establishing a holding company. This will enable the two banks to retain their respective names, which are widely recognized throughout their respective business regions.  At the same time, both banks will be able to achieve efficient management through  economies of scale and further contribute to regional economic activities through the synergy of branch networks and staff expertise of the two banks.  This will enable the two banks to better serve their customers in an era when customers are expanding their operations beyond the boundary of prefectures.

2.	Form of Business Integration

Sendai Bank and Kirayaka Bank will proceed with negotiations for the establishment of the Holding

Company by means of a joint stock transfer, to be completed by around October 2011, subject to approval of the shareholders of both banks and the relevant governmental authorities.

3.	Stock Transfer Ratio

The stock transfer ratio pertaining to the joint stock transfer will be determined and announced by the time the final agreement is concluded, after faithful negotiations between the two banks, taking into account, among others, the results of due diligence scheduled to be performed by the two banks.

4.	Outline of the Holding Company

The head office of the Holding Company will be located in Sendai City, Miyagi Prefecture. Other details, including the name of the Holding Company, will be determined in the course of negotiations between the two banks.

5.	Establishment of Business Integration Committee

Sendai Bank and Kirayaka Bank will establish a “Business Integration Committee” to be jointly chaired by the presidents of the two banks, promptly following the conclusion of the Agreement and proceed with preparations for the proposed business integration.

6.	Schedule (Planned)

October 26, 2010 (today)	Conclusion of Basic Agreement Concerning the Commencement of Negotiations for Business Integration

April 2011 (planned)	Conclusion of Final Agreement on Business Integration, including Stock Transfer Plan

June 2011 (planned)	Annual ordinary shareholders' meetings of the two banks to approve the Stock Transfer Plan

October 2011 (planned)	Establishment of the Holding Company

7.	Outline of Sendai Bank and Kirayaka Bank

(1)	Company Outline (as of the end of March 2010)
Business Name	The Sendai Bank, Ltd.		Kirayaka Bank, Ltd.
Date of Establishment	May 25, 1951		May 7, 2007
Location of Head Office	2-1-1 Ichibancho, Aoba-ku, Sendai City, Miyagi, Japan		2-3 Hatagomachi 3-Chome, Yamagata City, Yamagata, Japan
Representative	Seiichi Mitsui, President		Manabu Awano, President
Capital Stock	JPY 7,485 million		JPY 17,700 million
No. of Shares Outstanding	Ordinary Shares: 7,591,100		Ordinary Shares: 129,714,282 Type III Preferred Shares: 100,000,000
Total Assets (Consolidated)	JPY 796,058 million		JPY 1,176,498 million
Net Assets (Consolidated)	JPY 21,003 million		JPY 51,686 million
Deposits Outstanding (Non-consolidated) (Including CDs)	JPY 757,820 million		JPY 1,091,115 million
Loans Outstanding (Non-consolidated)	JPY 512,957 million		JPY 877,241 million
No. of Employees (Consolidated)	808		1,012
Major Shareholders	Mizuho Corporate Bank, Ltd.	4.92%	Kirayaka Bank Employee Shareholding Plan	3.28%
and Shareholding Ratio	Japan Trustee Services Bank, Ltd.	4.67%	Mizuho Corporate Bank, Ltd.	2.77%
(Ordinary Shares)	The 77 Bank, Ltd.	2.60%	Japan Trustee Services Bank, Ltd.	2.36%
No. of Offices (Including Sub-branches)	71		81

(2)	Operating Summaries for Most Recent 3 Fiscal Years	(JPY Millions)
	The Sendai Bank, Ltd.			Kirayaka Bank, Ltd.
Fiscal Year ended March 31,:	2008	2009	2010	2008	2009	2010
Ordinary Income (Consolidated)	20,253	18,449	16,831	30,689	30,115	27,334
Banking Profit (Non-consolidated)	(-643)	380	2,786	4,185	5,661	5,366
Core Banking Profit (Non-consolidated)	2,326	2,335	2,391	4,102	5,325	5,396
Ordinary Profit (Consolidated)	(-1,146)	537	1,777	(-1,956)	(-4,155)	1,997
Net Income after Tax (Consolidated)	(-2,024)	130	1,085	(-3,514)	(-4,726)	2,298
Capital Adequacy Ratio (Consolidated, Japanese Standards)	8.57%	8.96%	8.56%	6.89%	8.73%	10.37%

Please direct inquiries to:

The Sendai Bank, Ltd.:	Tsuyoshi Ogata
Policy Planning Department
Tel. 022-225-8258

Kirayaka Bank, Ltd:	Tohsyun Sugiyama
Corporate Planning Division
Tel. 023-628-3989